Viceroy Exploration Ltd.

News Release #2005.11

TSX: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 / Toll Free: 1.888.662.4777 www.viceroyexploration.com

News Release

Viceroy Announces $16,250,000 Bought Deal

Vancouver, British Columbia, June 17, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation and including Orion Securities Inc., National Bank Financial and Paradigm Capital Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase 5,000,000 common shares on a “bought deal” basis, at a price of $3.25 per common share for aggregate gross proceeds of $16,250,000. The Underwriters have the option to purchase up to an additional 750,000 common shares at the issue price at any time up to 48 hours prior to closing. The net proceeds of the offering shall be used by the Company for the exploration of the Company’s Gualcamayo gold project in San Juan, Argentina, and for general working capital.

The offering is scheduled to close on or about July 5, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo gold project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated Nov. 11, 2004, the main resource lies within the QDD deposit and the most recent resource estimate includes a measured and indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of 1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

General investor inquiries please call:
1-888-662-4777

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.